Far East Energy Corporation
363 N. Sam Houston Parkway East
Suite 380
Houston, Texas 77060

February 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628
Attn:	Craig H. Arakawa Douglas Brown Karl Hiller Laura Nicholson H. Roger Schwall

Re:	Far East Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 Form 10-Q for the Quarter Ended September 30, 2010 Filed November 4, 2010 File No. 0-32455

Ladies and Gentlemen:

This letter is in response to your letter dated February 3, 2011, relating to the above referenced Form 10-K (our “Form 10-K”) and Form 10-Q (our "Form 10-Q") of Far East Energy Corporation (the “Company,” “we” or “us”).  To facilitate your review, we have repeated your comments in bold italics below followed immediately by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 50

1.
We have read your response to prior comment 7 and received a copy of the signed and dated audit reports which were omitted from your filing.  However, the reports that you have sent are both dated March 15, 2010, whereas the consent that you filed at Exhibit 23.1 is dated March 12, 2010.  Please amend your filing to include audit reports that are properly dated and to include revised consents that are dated in a logical manner, not prior to the completion of the audits.

In response to your comment, we have filed an amended Annual Report on Form 10-K/A to include audit reports that are properly dated and to include revised consents that are dated in a logical manner.

Form 10-Q for the Quarter Ended September 30, 2010

We may suffer an adverse impact on our reputation and share value as a result of our relationship with CNPC, page 44

2.
We note your risk factor disclosure on page 44 of the Form 10-Q for the quarterly period ended September 30, 2010, filed November 4, 2010.  In future filings that include this risk factor, please identify Iran and Sudan as countries with respect to which PetroChina has been subject to the organizational and investor efforts to which you refer, and identify those countries as countries that have been designated by the United States as state sponsors of terrorism.

United States Securities and Exchange Commission
February 14, 2011

Thank you for your comment.  In future filings that include this risk factor, we will identify Iran and Sudan as countries with respect to which PetroChina has been subject to the organizational and investor efforts to which we refer, and we will identify those countries as countries that have been designated by the United States as state sponsors of terrorism.

*   *   *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K and our Form 10-Q;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our Form 10-K and our Form 10-Q; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or require additional information, you may telephone or otherwise contact the undersigned (832-598-0470) or Amar Budarapu of Baker & McKenzie LLP (214-978-3060).

Sincerely, /s/ Bruce N. Huff Bruce N. Huff Chief Financial Officer

cc:	Michael R. McElwrath, Chief Executive Officer Amar Budarapu, Baker & McKenzie LLP Roger Bivans, Baker & McKenzie LLP